Exhibit 4(a)

RESOLUTION

TCF Financial Corporation

Compensation/Nominating/Corporate Governance Committee

RE: TCF Shareholder Rights Agreement

WHEREAS, the Corporation has maintained a Shareholder Rights Agreement dated as of May 12, 1999 (the “Agreement”);

NOW, THEREFORE, BE IT HEREBY:

RESOLVED, that an amendment to the Agreement is hereby approved.  Such amendment shall amend paragraph (b) of Section 7 of such Agreement to read as follows:

“(b) The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall be $200.00 (two hundred dollars), subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.”